LORUS THERAPEUTICS INC.

2 MERIDIAN ROAD

TORONTO, ONTARIO

M9W 4Z7

June 13, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Frank Wyman

Re:	Comment Letter, dated March 30, 2007 related to

Form 20-F for fiscal year ended May 31, 2006

File No. 001-32001

Dear Sirs/Mesdames:

Pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, we enclose our proposed responses to the Staff’s letter of comments, dated March 30, 2007 (the “Comment Letter”), with respect to Lorus Therapeutics Inc.’s Form 20-F for the fiscal year ended May 31, 2006 originally filed on November 18, 2006 (“Form 20-F”). Responses are keyed to the headings and comment numbers contained in the Comment Letter. .Where a comment would require an amendment to the Form 20-F, the proposed amendments are provided in Appendix A and are indicated by bold and underlined text..

.

Comment 1:

Form 20-F for fiscal year ended May 31, 2006

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

A. Operating Results

Critical Accounting Policies, page 32

You have identified drug development costs, stock based compensation, valuation allowance for future tax assets and valuation of long lived assets as critical accounting policies but appear to have omitted any further discussion of the associated uncertainties in applying these critical accounting policies and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Please disclose the expected uncertainties in applying your critical accounting policies, the effect that changes in such estimates have had on your operating results and financial position for each period presented and the effect that reasonably likely changes in the key assumptions underlying these estimates as of the latest balance sheet may have on your financial position. Refer to Section V of Financial Reporting Release No. 72 issued on December 29, 2003. Please include a discussion of any differences between Canadian and U.S. GAAP regarding your critical accounting policies or estimates that are necessary for an understanding of the financial statements as a whole. Please refer to SAE Topic 1:D.1.

The Corporation confirms its understanding of the Staff’s position and its disclosure obligations. The requested revisions to the Form 20-F are provided in Comment 1 of the Appendix A.

Comment 2:

Operating Results

Research and Development page 34

Please refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.scc.gov/divisions/corpfin/cfcrg032001.;htm#secviii.

Provide the following information for each of your major research and development projects:

a.	The costs incurred during each period presented and to date on the project;
b.	The nature timing and estimated costs of the efforts necessary to complete the project;
c.	The anticipated completion date for the project;
d.	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and,
e.	The period in which material net cash inflows from the project are expected to commence.

Regarding a., if you do not maintain any research and development costs by project disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

Regarding b. and c. disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

The Corporation confirms its understanding of the Staff’s position and its disclosure obligations. The requested revisions to the Form 20-F are provided in Comment 2 of the Appendix A.

Comment 3:

You refer to NuChem Analog milestone obligations to be paid to Ion Pharmaceuticals and Cyclacel and royalties to be paid to the University of Manitoba and the University of Toronto. Please disclose the following information related to these arrangements:

a.

Describe how your patents are used in the clinical development and commercialization activities for your lead product candidates. In particular, describe how NuChem Analogs impact the clinical development of Virulizin and GTI-2040.

b.	Describe and quantify the “certain milestones” expected to be achieved in 2007 and 2008.
c.	Describe and quantify the terms governing royalty payments to these parties.

The Corporation confirms its understanding of the Staff’s position and its disclosure obligations. The requested revisions to the Form 20-F are provided in Comment 3 of the Appendix A.

Comment 4:

Please disclose the process for developing intellectual property under your collaborations with NCI, University of Toronto and Sumitomo and Koken, the specific rights to the resulting intellectual property to be held by you and the terms expected to govern each related license. Quantify the amount and timing of royalties expected to be received under these agreements.

The Corporation confirms its understanding of the Staff’s position and its disclosure obligations. The requested revisions to the Form 20-F are provided in Comment 4 of the Appendix A.

Comment 5:

F. Tabular disclosure of contractual obligations, page 41

Your table of contractual obligations omits estimated funding obligations related to your license agreements and collaborations. Please revise the table to include these obligations or explain to us why it is unnecessary.

The Corporation confirms its understanding of the Staff’s position and its disclosure obligations. The requested revisions to the Form 20-F are provided in Comment 5 of the Appendix A.

Comment 6:

Item 11. Qualitative and quantitative Disclosures about Market Risk

Your disclosures in Notes 13 and 15 to the consolidated financial statements do not appear to provide the disclosures about market risk required by Item 11 to Form 20-F. Pleas disclose the information required by Item 11 in this section of the filing.

The Corporation confirms its understanding of the Staff’s position and its disclosure obligations. The requested revisions to the Form 20-F are provided in Comment 6 of the Appendix A.

Comment 7:

Item 17. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

KPMG LLP states in their report that “we did not audit the consolidated financial statements of loss and deficit and cash flows for the period from inception on September 6, 1986 to May 31, 2006 in accordance with the standards of the Public Company Accounting Oversight Board (United States).” Please note that an auditor’s association with the cumulative data is required on an annual basis as long as the registrant is in the development stage. Please amend your filing to include a report from KPMG that states they have audited the consolidated financial statements of loss and deficit and cash flows for the period from inception on September 6, 1986 to May 31, 2006 in accordance with the standards of the Public Company Accounting Oversight Board.

The Corporation’s Auditors, KPMG LLP have advised that it, respectfully, can not comply with the above comments for the following reasons:

Prior to the filing of its fiscal 2006 annual report, Lorus was eligible to file its annual report on Form 40-F under the Multi-jurisdictional Disclosure System (“MJDS”) with the SEC. As permitted under the MJDS, KPMG's audits for the periods prior to May 31, 2006 were conducted only in accordance with Canadian generally accepted auditing standards (“Canadian GAAS).

In July 2006, the Company determined that it no longer met the criteria to file as a MJDS foreign private issuer on Form 40-F and therefore would prepare its 2006 annual report on Form 20-F. Form 20-F requires that audits of registrants be conducted in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”) effective with the release of PCAOB Standard No. 1 in May 2004 and prior to that, generally accepted auditing standards of the United States (“US GAAS”) (effective in 2000).

For Canadian regulatory purposes, KPMG LLP issued its auditors’ report prepared in accordance with Canadian GAAS, dated August 9, 2006, on the consolidated financial statements as at May 31, 2006 and 2005 and for each of the years in the three-year period ended May 31, 2006 and for the cumulative period from September 5, 1986 to May 31, 2006. The period from inception on September 5, 1986 to May 31, 1994 was audited and reported on by other auditors.

For SEC reporting purposes, KPMG LLP has issued its report of independent registered public accounting firm prepared in accordance with the standards of the PCAOB, dated November 17, 2006, for each of the years in the three-year period ended May 31, 2006. For the cumulative period from June 1, 1994 to May 31, 2006, KPMG did not conduct its audit in accordance with US GAAS and/or the standards of the PCAOB and therefore KPMG’s audit opinion could not assert compliance with US GAAS and the standards of the PCAOB for the cumulative period from June 1, 1994 to May 31, 2006. The period from inception on September 5, 1986 to May 31, 1994 was audited and reported on by other auditors.

KPMG LLP is unable to report on the consolidated financial statements of loss and deficit and cash flows for the period from inception on September 5, 1986 to May 31, 2006 in accordance with the standards of the Public Company Accounting Oversight Board (United States) for the following reasons:

1.

KPMG LLP was appointed auditors for the year ended May 31, 1995. At this time, KPMG does not have access to the predecessor auditors’ work papers for the period prior to the date they were appointed auditors in order to determine whether the audits conducted by the predecessor auditor included sufficient and appropriate audit procedures to assert compliance with the standards of the PCAOB.

2.

KPMG considered the differences between Canadian and United States auditing standards for the period from inception to May 31, 2004 as set out in an internal firm publication (prepared in 2000) and concluded that they could not be assured that all of the additional procedures as required by US GAAS and/or the standards of the PCAOB had been considered and evaluated as part of the Canadian GAAS audit of that time period.

Prior to June 1, 2004, additional procedures and documentation were required to be performed regarding fraud considerations (AU 316, Consideration of Fraud in a Financial Statement Audit), compliance with laws and regulations (AU 317, Illegal Acts by Clients) and communication with the Audit Committee, among other things as compared with Canadian GAAS at the time. The auditor was required to make specific inquiries of management at the time regarding their policies relative to the prevention of illegal acts and compliance with laws and regulations.

For example, for the period prior to June 1, 2004, additional procedures and documentation were required to be performed regarding fraud considerations (AU 316, Consideration of Fraud in a Financial Statement Audit – SAS 82) for an audit conducted in accordance with US GAAS. In particular, SAS 82 required that the auditor inquire of management in order to determine:

a)	management's understanding regarding the risk of fraud in the entity
b)	whether management has knowledge of fraud that has been perpetrated on or within the entity.
c)

whether there are particular subsidiary locations, business segments, types of transactions, account balances, or financial statement categories where fraud risk factors exist or may be more likely to exist

d)	how management may be addressing such risks.
e)	whether the Company’s programs to prevent, deter, and detect fraud has identified any fraud risk factor.

In addition, for the period prior to June 1, 2004, additional procedures and documentation was required to be performed regarding compliance with laws and regulations (AU 317, Illegal Acts by Clients). In particular, AU 317 required that the auditor inquire of management in order to determine:

a)	the Company’s policies relative to the prevention of illegal acts.
b)

the use of directives issued by the Company and periodic representations obtained by the Company from appropriate levels of authority within the organization concerning compliance with laws and regulations.

Lastly, for the period prior to June 1, 2004, additional procedures and documentation was required to be performed regarding communication with the Audit Committee (AU 380, Communication with Audit Committees). In particular, AU 380 required that the auditor:

a)	document communication with the Audit Committee by appropriate memoranda or notations in the working papers
b)

inform the Audit Committee about adjustments arising from the audit that could, in the auditor’s judgment, either individually or in the aggregate, have a significant effect on the Company’s financial reporting process, whether or not recorded by the Company.

3.

Statement on Auditing Standards No. 96, Audit Documentation and PCAOB Standard No. 3, Audit Documentation both require that the auditor document procedures performed, audit evidence obtained, and conclusions reached with respect to financial statement assertions. KPMG could not be assured that the documentation of audit work performed by all personnel who participated in the engagement (including the work of specialists) related to the cumulative results of operations would be sufficient to meet the US GAAS standards and specifically those of PCAOB Standard No. 3, paragraph 6. KPMG could not be certain that an experienced auditor with a reasonable understanding of the industry and having no previous connection with the engagement would be able to conclude that the work performed was completed and identify the person who reviewed the work and the date of the review.

In 2000, annual reports filed on Form 20-F with respect to fiscal years ended on or after September 30, 2000 were required to include an auditors’ report that stated that the audit has been conducted in accordance with US GAAS. Previously, the SEC staff had accepted auditors’ reports that referred to the audit as having been conducted in accordance with local generally accepted auditing standards provided that an assertion is made that those auditing standards are substantially consistent with US GAAS.

It is KPMG’s understanding that at the November 1, 2000 meeting of the AICPA International Practices Task Force, the Task Force agreed (and KPMG understands that the SEC staff did not object) that, except in two limited transitional situations, described below, the auditor’s report should refer to the audit having been conducted in accordance with local GAAS and US GAAS for all periods presented. The auditor was required to perform whatever steps necessary to allow the auditor to make such a representation. The limited transitional situations were as follows

a)

Where a predecessor auditor is required to re-issue a report on an earlier period and in the earlier report had used the “substantially consistent” wording, the predecessor auditor may continue to use those words in the reissued report. This limited exception does not apply to initial registration statements.

b)

The MJDS rules continued to permit Canadian GAAS audits in filings under the MJDS system. In the past, Canadian registrants not under MJDS were also permitted to file Canadian GAAS audit reports that did not assert substantial consistency with US GAAS. Accordingly, Canadian auditors who had previously been permitted to report in accordance with Canadian GAAS rather than US GAAS are strongly encouraged to refer to compliance with US GAAS for all periods presented, but it was acceptable for Canadian auditors to continue to refer to Canadian GAAS in respect of prior year audits for fiscal years ended before September 30, 2000.

KPMG is able to provide their auditors’ report in accordance with Canadian GAAS regarding the cumulative period from September 5, 1986 to May 31, 2006 of the Company, in the form as attached to this letter in Appendix B. The Company requests that this be an acceptable substitute.

Comment 8:

Notes to Consolidated Financial Statements

17. Canada and United States Accounting Policy Differences, page F-21

5.

Please expand your disclosure to clarify the accounting under USGAAP for the conversion options embedded in the convertible debentures. In particular, explain your basis for concluding that these conversion options were not subject to bifurcation, including references to applicable technical guidance within SFAS 133 and EITF 00-19.

The Corporation will expand the disclosure in its next periodic reporting including a reconciliation of United States generally accepted accounting policies to clarify the accounting under US GAAP for the embedded conversion option related to the secured convertible debentures to state:

“Under U.S. GAAP, the embedded conversion option is not subject to bifurcation in accordance with EITF 00-19, paragraph 4 since, as conventional convertible debt, the holder of the debentures may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares. Accordingly, the conversion option is included in the carrying amount of the secured convertible debentures, presented as a long-term liability.”

In reference to the comments provided by the Commission, the Corporation acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mark Preston, Acting Controller, or the undersigned if you have any questions about the contents of this letter.

Yours truly,
/s/ Aiping Young
Aiping Young
President & CEO

DMM/dmm

Enclosure

cc:	Elizabeth Williams, Lorus Therapeutics Inc. Dan Miller, Dorsey & Whitney

APPENDIX A

Comment 1

Critical Accounting Policies

The Company periodically reviews its financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, the Company has reviewed its selection, application and communication of critical accounting policies and financial disclosures. Management has discussed the development and selection of the critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosure relating to critical accounting policies in this Management's Discussion and Analysis. Other important accounting polices are described in note 2 of the Financial Statements.

Drug Development Costs

We incur costs related to the research and development of pharmaceutical products and technologies for the management of cancer. These costs include internal and external costs for preclinical research and clinical trials, drug costs, regulatory compliance costs and patent application costs. All research costs are expensed as incurred as required under GAAP.

Development costs, including the cost of drugs for use in clinical trials, are expensed as incurred unless they meet the criteria under GAAP for deferral and amortization. The Company continually assesses its activities to determine when, if ever, development costs may qualify for capitalization. By expensing the research and development costs as required under GAAP, the value of the product portfolio is not reflected on the Company's Financial Statements.

The Company does not currently have any development activities that are close to meeting the criteria under GAAP for deferral and therefore continues to expense all development costs as incurred. In management’s opinion there is limited risk of a significant impact on financial statement measurement relating to differing conditions or assumptions for the periods presented in these current financial statements.

Stock-Based Compensation

We have applied the fair value based method to expense stock options awarded since June 1, 2002 using the Black-Scholes option-pricing model as allowed under CICA Handbook Section 3870. The model estimates the fair value of fully transferable options, without vesting restrictions, which significantly differs from the stock option awards issued by Lorus. The model also requires four highly subjective assumptions including future stock price volatility and expected time until exercise, which greatly affect the calculated values. The increase or decrease of one of these assumptions could materially increase or decrease the fair value of stock options issued and the associated expense.

The company, in so determining the valuation parameters for use in the Black Scholes model utilizes generally accepted methodologies for valuing the determinants and, in management’s opinion, sufficiently broad periods in determining share price volatility. In general, the model assumes immediate vesting. As the company’s options currently vest over three years, management considers its valuation to be conservative. The interest rate used for valuation purposes is the Bank of Canada 5 year fixed term rate. Management estimates that a 10% differential in the rate of volatility used in determining the fair value of new options issued in the year under the Black Scholes model would result in an approximately $65 thousand change in expense for the year, alternatively, a one percentage point change in interest rate used in the calculation would result in an approximately $14 thousand change in expense for the year. In management’s opinion there is limited risk of a significant impact on financial statement measurement relating to differing conditions or assumptions for the periods presented in these current financial statements.

The financial impact of the differences between Canadian and US GAAP as related to Stock-Based Compensation is presented in Note 17 to the Financial Statements. As discussed therein, applying the Canadian GAAP for stock compensation expense resulted in a higher loss for the year ended May 31, 2006 by $1,149,000 as compared to the US GAAP methodology. This difference has the impact of increasing the balance of Stock Options and a corresponding increase in the Deficit by $4,525,000 in Shareholders’ Deficiency as of May 31, 2006.

Valuation Allowance for Future Tax Assets

We have a net tax benefit resulting from non-capital losses carried forward, and scientific research and experimental development expenditures. In light of the recent net losses and uncertainty regarding our future ability to generate taxable income, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these income tax assets. Consequently, no future income tax assets or liabilities are recorded on the balance sheets. The generation of future taxable income could result in the recognition of some portion or all of these benefits, which could result in a material improvement in our results of operations through the recovery of future income taxes.

As the company continues to incur losses and, based on its current pipeline status, is likely to continue to do so in the near future, management believes that it has not met the criteria under GAAP for inclusion of any amount of future tax assets and has therefore taken a full valuation allowance reserve against such assets. It is not possible to predict when, how much or if profits will be earned in the future. In management’s opinion there is limited risk of a significant impact on financial statement measurement relating to differing conditions or assumptions for the periods presented in these current financial statements.

Valuation of Long Lived Assets

We periodically review the useful lives and the carrying values of our long lived assets. We review for impairment in long lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value; which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset

Lorus does not currently have any significant long-lived assets on its balance sheet. In management’s opinion there is limited risk of a significant impact on financial statement measurement relating to differing conditions or assumptions for the periods presented in these current financial statements.

To date management believes that there have been no material changes to the assumptions used in the preparation of these financial statements that would materially affect the valuations of the above.

Comment 2

Research and Development

Research and development expenses totalled $10.2 million in 2006 compared to $14.4 million in 2005 and $26.8 million in 2004. The decrease in spending compared with 2005 is due to the close of our Virulizin® Phase III clinical trial for the treatment of advanced pancreatic cancer in 2006 as well as a reduction in headcount in November 2005 as described under corporate changes. Although many expenditures related to the trial continued, as the results of the trial were compiled and analyzed and the trial was wound up, the costs were less in comparison with the prior year when the trial was fully enrolled and underway. The significant decrease in expenditures in 2005 in comparison with 2004 is primarily the result of two factors. First, in 2004 the Phase III clinical trial of Virulizin® was progressing through a heavy enrolment period resulting in many up front costs, including personnel, drug manufacturing and testing, combination drug purchases and contract research organization costs. In 2005, the study and the associated costs wound down to the point of last patient visit in Q1 2006. Second, we incurred expenditures in 2004 related to the upfront manufacturing of GTI-2040 for the U.S. National Cancer Institute (NCI) sponsored Phase II clinical trials as well as GTI-2501 for our Phase I/II prostate trial. We have had, and continue to have, a sufficient drug supply on hand such that no additional costs were incurred during 2005 and 2006.

Of the total research and development expenditures incurred during the year, Virulizin® accounted for $6.2 million or 61% of the total spending. During the past year as we wound down the Phase III clinical trial we focused the majority of the Company's time and resources on Virulizin®.

Costs incurred during the current period and to date are summarized in Note 11 to the Financial Statements. In respect of future costs to be incurred on the Company’s principal pipeline products:

Immunotherapy:

Since the completion of its Virulizin® project, the Company has not expended, nor does it intend to expend, significant resources on this project into the future unless it establishes a partnership relationship to investigate certain secondary indications identified in the previous Phase III study.

Antisense

The Company expects that certain of its development projects currently in Phase I within the GTI-2040 platform could be completed as early as 2011. Overall, the antisense project involves investigating several indications all of which are in various stages of development. As development progresses, the company will focus on those indications providing the best probability for success, each having its own timeline for completion and cost budget. As such the outcome of any one or series of activities cannot be determined and therefore costs and timing of completion cannot be determined at this time.

Small Molecule:

The Company’s Small Molecule project is in the early research stage and while it has identified certain possible indications, it has not established a firm development path and therefore timing to complete this project and costs cannot be estimated.

The Company continues to monitor and assess its development schedules with a view to identifying those indications with the most probable likelihood for success within the financial resources available to it currently and in the foreseeable future. There always exists the risk that the indications will not result in a feasible drug therapy or a drug therapy having sufficient financial return and will have to be abandoned. The Company’s strategy is to investigate a number of indications within each platform group to diversify its risk should a certain indication need to be abandoned. As per the discussion in the Risks Factors, Item 3 D, there exists the risk that none of the Company’s development activities will result in an effective drug therapy or a financially feasible return to the company, in which case there would be a significant and material impact on the company’s ability to finance future development activities through existing or future financing activities.

Given its early stage development activities in a variety of indications, it is not currently possible to predict when the company expects material cash inflows from its development activities.

Comment 3

Licence Agreements

Ion Pharmaceuticals and Cyclacel

In December 1997, Lorus, through NuChem, acquired certain patent rights and a sublicense from Ion to develop and commercialize the anticancer applications of CLT and new chemical entities related to CLT (the “NuChem Analogs”). To July 2006, NuChem had made cash payments totalling US $500,000 to Ion. The balance is payable upon the achievement of certain milestones based on the commencement and completion of clinical trials related to the NuChem Analogs.

All research and development activities to be undertaken by NuChem are to be funded by us through subscriptions for non-participating preference shares of NuChem. As at May 31, 2006, we had provided a total of $6,079,000 of funding to NuChem.

In September 2003, Lorus, NuChem and Cyclacel Limited signed an exclusive worldwide license agreement for the development and commercialization of the NuChem Analogs. Under the terms of the agreement, Lorus received upfront fees of US $400,000 and will receive milestone payments which, assuming all milestones are achieved, will total approximately US $11.6 million for our pre-clinical compound NC 381, and similar milestone payments for each of any other compounds developed from the compound library. In addition to these payments, we will receive royalties based on product sales. Cyclacel is responsible for all future drug development costs.

The NuChem Analog patents are ancillary to the Company’s primary development activities and do not relate to the Company’s core research and development focus, namely GTI-2040, nor did they relate specifically to the development of the Virulizin product. In addition to the amounts previously paid in cash or shares, the Company is required to make future cash payments based on achieving certain future milestones on the first of any Sublicense Product or Lead Compound (as defined in the agreements), including: US$250 thousand on completion of a Phase I trial, US$500 thousand on completion of a Phase II trial, US$750 thousand upon completion of the first Phase III trial and US$1.5 million on marketing approval for the production the United States, Canada, England or France. The company does not currently expect to achieve any of the above milestones in fiscal years ended May 31, 2007 or 2008 and cannot reasonably predict when such milestones will be achieved, if at all.

In reference to the Cyclacel agreement, the Company is entitled to receive certain future milestone payments based on the commencement of future trials in relation to those products developed by Cyclacel under the agreement including for the first product/follow-on products, as defined in the agreement and in certain cases, back-up product as defined in the agreement: $US600,000 upon commencement of a Phase II trial, US$3,000,000 on commencement of a Phase III trial, and between US$1,750,000 and $4,000,000 upon receipt of marketing approval in each of various geographic areas. Thereafter the company is entitled to a royalty of between 2.0% and 4.0% depending upon the level of sales. The agreement also contains certain milestone and royalty obligations based on whether Cyclacel chooses to sublicense any of the products covered by that agreement. The company does not currently expect Cyclacel to achieve any of the above milestones in fiscal years ended May 31, 2007 or 2008 and cannot reasonably predict when such milestones will be achieved, if at all.

University of Manitoba

The University of Manitoba (the “University”), Dr. Jim Wright, Dr. Aiping Young and Cancer Care entered into an exclusive license agreement (the “License Agreement”) with GeneSense dated June 20, 1997 pursuant to which GeneSense was granted an exclusive worldwide license to certain patent rights with the right to sub-license. In consideration for the exclusive license to GeneSense of the patent rights, the University and Cancer Care are entitled to an aggregate of 1.67% of the net sales received by GeneSense from the sale of products or processes derived from the patent rights and 1.67% of all monies received by GeneSense from sub-licenses of the patent rights. GeneSense is solely responsible for the preparation, filing, prosecution and maintenance of all patent applications and patents included in the patent rights and all related expenses.

Pursuant to the terms of the License Agreement, any and all improvements to any of the patent rights derived in whole or in part by GeneSense after the date of the License Agreement are not included within the scope of the License Agreement and do not trigger any payment of royalties.

The University of Manitoba agreement relates specifically to antisense patents in existence or pending at the time of the agreement, subsequent patent amendments or advancements to these patents remain as the property of Lorus, without license rights accruing back to the University of Manitoba. The Company is currently pursing its antisense development program, primarily as a function of advancements and amendments to the original patents. The company has not yet earned any revenue from the products covered under the agreement and therefore has not paid any royalties under this agreement and cannot reasonably predict the timing and amount of any future payment. The company does not expect to make any royalty payments under this agreement in fiscal years ended May 31, 2007 or 2008, and cannot reasonably predict when such royalties will become payable, if at all.

Comment 4

Collaboration Agreements

National Cancer Institute

In February 2003, Lorus and the United States National Cancer Institute approved clinical protocols to conduct a series of clinical trials in a Phase II program to investigate the safety and efficacy of our lead antisense drug, GTI-2040 in breast cancer, colon cancer, non-small cell lung cancer, acute myeloid leukemia, prostate cancer, and in a range of solid tumours. Lorus and the NCI signed a formal clinical trial agreement (expiring in October 2007) in which the NCI financially sponsors the GTI-2040 clinical trials, while Lorus provides the clinical trial drug. All six trials were in progress as of May 31, 2006. In July 2006, we announced a seventh trial to be conducted with the NCI for GTI-2040 for the treatment of MDS and AML.

NCI carries out clinical trials on behalf of the Company at its own cost. The rights to publish data remains with the NCI sponsored investigator generating the information. The commercial results of the studies, including commercialization of any products remain with Lorus with no financial, license, or intellectual property rights accruing to the Investigator or NCI for their participation.

All projects underway are and at various stages of completion. NCI has no rights to exploit the research results, except through the right of investigators to publish data accumulated by it during the testing, nor does it have any obligation to pay or receive royalties under the agreement. Any royalty rights on products derived from the work performed by NCI will need to be negotiated by Lorus under a marketing agreement with third parties (if not carried out by Lorus). It is not possible to reasonably estimate the amount and timing of any royalty receipts, if any.

In regards to future payment obligations, Lorus’ obligations under this agreement are limited to the supply of drugs, the cost for which has been incurred. The company does not currently expect any significant costs associated with the supply of the drug in the future, depending on the outcome of the projects.

University of Toronto

In May 2004 we signed a collaboration agreement with the University of Toronto to provide a further development and delivery strategy for our novel low molecular weight compounds with anticancer and antibacterial activity. The collaboration agreement provided for payment by us to the University of Toronto of set fees and a percentage of net revenues derived from any intellectual property developed under the agreement if and when the intellectual property is commercialized. The work under this agreement has been completed.

This work was completed with no financial, license, or intellectual property rights accruing to University of Toronto for their participation beyond what was paid in the past. Project is complete with no significant royalty expectation for Lorus or payment obligations by Lorus.

Sumitomo and Koken

In April 2005, we signed a collaboration agreement with Sumitomo and Koken with respect to GTI-2601, our antisense compound targeting thioredoxin. Sumitomo and Koken have developed an advanced delivery system based on collagen complexed with macromolecules. The collaboration agreement provides that Sumitomo and Koken will further develop their delivery technology to complex with GTI-2601, so that increased efficacy is provided with decreased doses of the antisense drug. This agreement provides that Lorus, Sumitomo and Koken will jointly own the compounds that result from this collaboration (Lorus: Sumitomo and Koken, 1:1).

The company does not have any significant payment obligations for this project. Both Lorus and Sumitomo and Koken are responsible for their own costs during the feasibility study phase. To date the project has not produced significant results and therefore the Company cannot predict any royalty revenue, if any.

Comment 5

F.	Tabular disclosure of contractual obligations

As at May 2006, we had contractual obligations requiring annual payments as follows:

(Amounts in 000s)
	Less than 1 year	1-3 years	4-5 years	5+ years	Total
Operating leases	139	126	--	--	265
Convertible Debentures[1]	--	--	15,000	--	15,000
Total	139	126	15,000	--	15,265

1 The convertible debentures as described above may be converted into common shares of Lorus at a conversion price of $1.00 per share. In the event that the holder does not convert the debentures, Lorus has an obligation to repay the $15.0 million in cash.

All research and development activities under the Company’s current license agreements and collaboration agreements are in the early stage research or development in a variety of indications; therefore, any payment obligations, if any, and the timing thereof under these agreements cannot be reasonably predicted. In relation to the Company’s GTI-2040 project, it has previously incurred the drug manufacturing cost and is supplying the drug out of existing supply.

Comment 6

Item 11.	Qualitative and Quantitative Disclosures about Market Risk

Refer to notes 13 and 15 of the consolidated financial statements in Item 17.

The Company's primary market risk exposures are related to interest rate risks. The company does not currently have significant credit or foreign currency risk. The Company is exposed to interest rate risk on its cash, cash equivalents, marketable securities and convertible debentures.

The Company does not utilize derivative financial instruments to hedge its interest rate or foreign currency rate risks.

INTEREST RATE RISK

The Company invests its cash resources in liquid government and corporate debt instruments. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on our investments, owing to the relative short-term nature of the investments.

Based on the Company’s marketable securities balance at May 31, 2006, for every 1% change in interest rate interest revenue and liquidity would be impacted by approximately $83 thousand per annum.

The interest payable on the Company’s convertible debentures is based on a premium over the Bank of Canada prime rate. In the most recent year the prime rate has been relatively stable. The Company’s results of operations would be significantly impacted only with a significant and prolonged change in the prime interest rate. The interest expense on these debentures is paid in common shares of the Company and, therefore, its liquidity position would not be impacted by an interest rate change.

For every 1% change in prime rate, the interest expense on the convertible debentures would be impacted by $150 thousand per annum. As discussed above, liquidity would not be impacted

CREDIT RISK

Financial instruments potentially exposing the Company to a concentration of credit risk consist principally of cash and cash equivalents and marketable securities. The Company manages this credit risk by maintaining bank accounts with Schedule I banks and investing only in highly rated Canadian with securities that are traded on active markets and are capable of prompt liquidation.

EXCHANGE RATE SENSITIVITY

The functional currency of the Company is the Canadian dollar. The company does not have significant cash balances in any foreign currencies, does not generally invest in marketable securities denominated in currencies other than Canadian dollars and does not have significant ongoing supply contracts or revenue sources denominated in foreign currencies. Any foreign exchange gains and losses are included in the determination of loss for the period.

LIMITATIONS

The above discussion includes only those exposures that exist as of May 31, 2006, and as a result, does not consider exposures or positions that could arise after that date. The Company's ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period.

APPENDIX B

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

To the Board of Directors of Lorus Therapeutics

We have audited the accompanying consolidated balance sheets of Lorus Therapeutics Inc. (the "Company") as of May 31, 2006 and 2005 and the related consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended May 31, 2006 and for the period from inception on September 5, 1986 to May 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The cumulative statements of loss and deficit and cash flows for the period from inception on September 5, 1986 to May 31, 2006 include amounts for the period from September 5, 1986 (inception) to May 31, 1994, which were audited by other auditors in accordance with Canadian generally accepted auditing standards whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for the period September 5, 1986 through May 31, 1994 is based solely on the report of other auditors.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect of the consolidated financial statements for each of the years in the three-year period ended May 31, 2006, we also conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). We did not audit the consolidated financial statements of loss and deficit and cash flows for the period from September 5, 1986 (inception) to May 31, 2006 or for the period from May 31, 1998 to May 31, 2003 as set out in note 17(f) in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at May 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended May 31, 2006 and for the period from September 5, 1986 (inception) to May 31, 2006, in conformity with Canadian generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net shareholders' deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in note 3 to the financial statements, the Company adopted new accounting policies related to the consolidation of variable interest entities; financial instruments, disclosure and presentation as a liability of certain obligations that may be settled at the Company's option in cash or the equivalent value by a variable number of the Company's own equity instruments; accounting for convertible debt instruments; and accounting for non-monetary transactions.

Canadian generally accepted accounting principles vary in certain significant respects from United States generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 17 to the consolidated financial statements.

DRAFT

Chartered Accountants

Toronto, Canada

November 17, 2006